Exhibit 99.2

press release
ArcelorMittal announces share buyback program
28 September 2020, 07:55 CET
ArcelorMittal today announces a share buyback program (the ‘Program’) under the authorization given by the annual general meeting of shareholders held on June 13, 2020 (the ‘AGM Authorization’).
For the background of this program, reference is made to our press release dated 28 September 2020 relating to the announcement of a definitive agreement pursuant to which Cleveland-Cliffs Inc will acquire 100% of the shares of ArcelorMittal USA for a combination of cash and stock.
The shares acquired under the Program are intended i) to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities, and/or ii) to reduce its share capital. ArcelorMittal intends to repurchase, between 28 September 2020 and 31 March 2021, shares for an aggregate maximum amount of US$500 million in accordance with the AGM Authorization and applicable market abuse regulations.
ENDS